Exhibit (a)(5)(H)

Media: Scott Stoffel (847) 936-9502 Financial: Tina Ventura (847) 935-9390

Abbott Successfully Completes Tender Offer for Shares of Advanced Medical Optics

ABBOTT PARK, Ill., Feb. 25, 2009 — Abbott today announced the successful completion of the tender offer by its wholly owned subsidiary Rainforest Acquisition Inc. to purchase all of the outstanding shares of common stock of Advanced Medical Optics (AMO).  The tender offer expired at midnight Eastern time on Tuesday, Feb. 24, 2009, and was not extended.

The depositary for the tender offer has advised Abbott that a total of approximately 56,395,914 shares of AMO common stock were validly tendered and not withdrawn (including approximately 6,657,258 shares subject to guaranteed delivery procedures).  These shares, together with the shares beneficially owned by Abbott and its wholly owned subsidiaries, represent approximately 93.5 percent of AMO’s outstanding shares of common stock, or approximately 83.1 percent on a fully diluted basis.  All AMO shares that were validly tendered in the offer and not properly withdrawn have been accepted for payment.

As the final step of the acquisition process, Abbott intends to effect a short-form merger as promptly as practicable, without the need for a meeting of AMO stockholders.  As a result of the merger, the remaining AMO stockholders (other than those who properly exercise dissenters’ rights) will receive the same $22 per share price, without interest and subject to any required withholding taxes, that was paid in the tender offer.  After the merger, AMO will be a wholly owned subsidiary of Abbott and AMO shares will cease to be traded on the New York Stock Exchange.

About Abbott

Abbott is a global, broad-based health care company devoted to the discovery, development, manufacture and marketing of pharmaceuticals and medical products, including nutritionals, devices and diagnostics.  The company employs approximately 69,000 people and markets its products in more than 130 countries.

Abbott’s news releases and other information are available on the company’s Web site at www.abbott.com.

— Private Securities Litigation Reform Act of 1995 —

A Caution Concerning Forward-Looking Statements

Some statements in this news release may be forward-looking statements for the purposes of the Private Securities Litigation Reform Act of 1995. We caution that these forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those indicated. Economic, competitive, governmental, technological and other factors that may affect Abbott’s operations are discussed in Item 1A, “Risk Factors,” to our Annual Report on Securities and Exchange Commission Form 10-K for the year ended Dec. 31, 2008, and are incorporated by reference.  Abbott undertakes no obligation to release publicly any revisions to forward-looking statements as a result of subsequent events or developments.

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